                                                             Exhibit 4(a)(2)

                              STATE OF NEW YORK
                             INSURANCE DEPARTMENT
                                 [LETTERHEAD]
                             AGENCY BUILDING ONE
                      THE GOVERNOR NELSON A. ROCKEFELLER
                              EMPIRE STATE PLAZA
                            ALBANY, NEW YORK 12257

JAMES P. CORCORAN
SUPERINTENDENT OF INSURANCE

                                                         CHARLOTTE T. MEINEKE
                                                        A.V.P. & ASSISTANT
                                                                SEC'Y
                                                              INTEGRITY
                                                             JUL 15 1987

                                                        REF'D

June 30, 1987

Refer to:
John S. Fitzgerald
File No. 87060873-74

Ms. Charlotte T. Meineke
Assistant Vice President
Equitable Life Assurance Society
 of the United States
787 Seventh Avenue
New York, NY 10019

RE: PF 94,177 and PF 94,178

Dear Ms. Meineke:

This is in reference to the above captioned group annuity separate account policy forms submitted with your letter of June 18, 1987, and with further reference to a telephone conversation on June 24 with Ms. Mindy Leeds and Mrs. Friedland-Wechsler.

We discussed the changeover of the 300 Series Separate Account and the Single Separate Account No. 301 which will be organized as a unit investment trust. We discussed the reasons for the changeover and the advantages that such an organization of the separate accounts into a unit investment trust would have for the Equitable. It appears that it will be simpler to add investment options because it will not involve the establishment of a new separate account. Each new unit would have to be registered in the usual manner and would have to have a new class of stock issued for the mutual fund. Furthermore, it was ascertained that the disclosure would be the same for a prospectus for either a new separate account or a mutual fund, so that in that regard there is no change in the amount of disclosure material.

Under the unit investment trust arrangement, there will be a Massachusetts business trust. This will result in cost savings in that there will be no need to have annual routine meetings, approval of auditors and reappointment of the same investment advisors. We appreciated receiving a copy of the N-14 registration statement filed with the Securities and Exchange Commission which was sent to me by Ms. Leeds with a letter dated June 25, 1987.

We have completed our review of the contract and certificate riders and find that they appear to meet our requirements for approval. Also, it appears our Life Insurance and Companies Bureau approved the revised Plan of Operations by means of Mr. McVity's letter of February 10, 1987.

The above captioned forms are approved as of this date.

Duplicates, bearing our stamp of approval, are enclosed herewith.

Very truly yours,

/s/ Fredric L. Bodner
--------------------------------------------
Fredric L. Bodner, JD
Chief -- Health & Life Policy Bureau

JSF/tks
encs.

                     THE EQUITABLE LIFE ASSURANCE SOCIETY
                             OF THE UNITED STATES

Effective as of the later of the date specified below or the Participant's Participation Date, we have amended Group Annuity Contract AC 5904 as follows:

1. Effective as of May 1, 1987, the last paragraph on Page 1 is hereby amended to read as follows:

          "ASSETS HELD IN CONNECTION WITH THE CONTRACT MAY BE HELD IN ONE OR MORE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT MAINTAINED BY EQUITABLE AND MAY INCREASE OR DECREASE IN VALUE AS DESCRIBED IN THE CONTRACT."

2. Effective as of May 1, 1987, the Equitable office address on page 3 is hereby amended to read as follows:

          "The Equitable Life Assurance Society
          P.O. Box 182093
          Columbus, Ohio 43218"

                                   APPROVED
                              STATE OF NEW YORK
                                 JUN 30 1987
                                  /s/
PF 94,177

3. Effective as of January 1, 1987, Section 1.01 entitled "Employer" is hereby amended to read as follows:

          "The term "Employer" means (i) an educational organization employing a regular faculty which is a State, a political division of a State, or an agency or instrumentality of any one or more of the foregoing (within the meaning of Section 170(b)(1)(A)(ii) of the Code), and (ii) an organization described in Section 501(c)(3) of the Code which is exempt from Federal income tax under Section 501(a) of the Code."

4. Effective as of January 1, 1987, Section 1.02 entitled "Plan" is hereby amended to read as follows:

          "The term "Plan" means a program established by an Employer for the purchase of Annuities on behalf of employees under the Contract, which program is not exempt under 29 CFR Section 2510.3-2(f) and is therefore an "employee pension benefit plan" subject to the requirements of Title I of the Employee

          Retirement Income Security Act of 1974, as amended from time to time."

5. Effective as of January 1, 1987, in Section 1.5 entitled "Participant" the following sentence is hereby added at the end thereof:

          "An Annuity is purchased for a person enrolled under the Contract when we receive an initial contribution from the Employer."

6. In Section 1.07 entitled "Retirement Date" the following amendments are made:

          A. Effective as of May 1, 1987, the last sentence of the first paragraph is hereby amended to read as follows:

              "Any election for such change must be made in writing by the Participant and shall not take effect until received by Equitable at: The Equitable Life Assurance Society, P.O. Box 182093, Columbus, Ohio 43218, or any other address that Equitable designates by written notice to the Participant."

          B. Effective as of January 1, 1986, the second paragraph is hereby amended to read as follows:

              "If no age has been specified in the enrollment form, the Retirement Date will be deemed to be the first day of the calendar month following the month the Participant attains age
              65. No Retirement Date shall be earlier than (i) for distributions made on or before December 31, 1988, the date of the Participant's attainment of age 55 or (ii) for distributions made on or after January 1, 1989, the date of the Participant's attainment of age 59 years and 6 months.

              No Retirement Date shall be later than (i) for benefits accrued on or before December 31, 1986, the later of the Participant's Retirement Date under the terms of the Plan or the Participant's 75th birthday, and (ii) for benefits accrued on or after January 1, 1987, the first day of April following the calendar year in which the Participant attains the age of 70 years and 6 months; provided, however, that if distributions commence on or after January 1, 1987 and before

              January 1, 1989, a Participant's Retirement Date shall be the later of the Participant's Retirement Date under the terms of the Plan or the first day of April following the calendar year in which the Participant attains the age of 70 years and 6 months."

7. Effective as of May 1, 1987, Part I entitled "Definitions" is hereby amended by adding the following Sections at the end thereof:

              "SECTION 1.10 CODE

              The term "Code" means the Internal Revenue Code of 1986, as it may be amended from time to time.

              SECTION 1.11 REORGANIZATION DATE

              The term "Reorganization Date" means May 1, 1987."

8. Effective as of May 1, 1987, Part II entitled "The Separate Accounts" is hereby amended to read as follows:

              "PART II -- THE SEPARATE ACCOUNT AND ITS INVESTMENT DIVISIONS

              SECTION 2.01 THE SEPARATE ACCOUNT AND ITS INVESTMENT DIVISIONS

              The term "Separate Account" means the Separate Account

              No. 301 established by Equitable and maintained under the laws of the State of New York. Realized and unrealized gains and losses from the assets of the Separate Account are credited or charged against it without regard to other income, gains or losses of Equitable. Assets are put in the Separate Account to support the Contract and other variable annuity contracts and certificates. Assets may be put in the Separate Account for other purposes, but not to support contracts, policies or other agreements which are not variable in form.

              On the Reorganization Date, Equitable exercised its rights under the Contract to operate Separate Account Nos. 301, 302, 303 and 304 (collectively, the "Predecessor Separate Accounts") as a unit investment trust under the Investment Company Act of 1940. As a result, the Predecessor Separate Accounts have been combined with and into the Separate Account.

              The Separate Account now operates in unit investment form and consists of investment divisions ("Investment Divisions"). Each of the Investment Divisions may invest its assets in a separate class of shares of a designated investment company in which each class represents a separate portfolio in the investment company. The Investment Divisions available on the Reorganization Date were the Money Market Division, the Stock Division, the Bond Division, the Balanced Division, the Aggressive Stock Division, the High Yield Division and the Global Division.

              On the Reorganization Date, the investment assets and liabilities of the Predecessor Separate Accounts were transferred to the Separate Account which transferred its investment assets and liabilities to the corresponding funds (the "Funds") of the Harmony Investment Trust (the "Trust"). The transfer to the Funds did not change the Participant's existing Account Balances on the date of transfer. As of the Reorganization Date, the Money Market Division holds shares of the Money Market Fund, the Stock Division holds shares of the Common Stock Fund, the Bond Division holds shares of the Bond Fund and the Balanced Division holds shares of the Balanced Fund. Subsequent to the Reorganization Date, the Aggressive Division will hold shares of the Aggressive Fund, the High Yield Division will hold shares of the High Yield Fund and the Global Division will hold shares of the Global Fund.

              The assets of the Separate Account are the property of Equitable. The portion of assets in the Separate Account equal to the reserves and other contract liabilities with respect to the Separate Account will not be chargeable with liabilities arising out of any other business conducted by Equitable. Equitable reserves the right to transfer assets of an Investment Division in excess of the reserves and other liabilities with respect to that Investment Division to another Investment Division or to the general assets of Equitable ("General Account"), which supports the guarantees of the Contract and other contracts.

              Equitable may, at its discretion, make other Investment Divisions available to Participants. Equitable will provide Participants with written notice of all material details covering investment objectives and all charges, which may include expenses and fees, if any, incurred by the investment company.

              Equitable reserves the right, subject to compliance with applicable law, including approval of the Contract Holder or Participants, if required, (1) to cause the registration or deregistration of the Separate Account under the Investment Company Act of 1940, (2) to operate the Separate Account under the direction of a committee and to discharge such committee at any time, (3) to restrict or eliminate any voting rights of Participants or other persons who have voting rights as to the Separate Account, (4) to add, change or remove the designated investment company, (5) to add, change or remove Investment Divisions, (6) to combine any two or more Investment Divisions, (7) to transfer assets from any one of the Investment Divisions to another Investment Division, and (8) to operate the Separate Account or one or more of the Investment Divisions by making direct investments or in any other form Equitable in its sole discretion determines. The term "Investment Division" refers to any other Investment Division in which the assets of a class of certificates to which the Contract belongs are placed. Equitable may, however, at its discretion, invest the assets of the Separate Account or one or more of the Investment Divisions in any investment permitted by applicable law. Equitable may rely conclusively on the opinion of counsel (including attorneys in its employ) as to what investments it is permitted by law to make. In addition, unless otherwise required by law or regulation, an investment adviser or any investment policy may not be changed without the consent of Equitable.

If any of the above changes result in a material change in the underlying investments of an Investment Division of the Separate Account, Equitable will notify the Participant of such change. If the Participant has value in that Investment Division, the Participant may request Equitable in writing to transfer that value from that Investment Division (without charge) to another Investment Division of the Separate Account, and may additionally change the allocation percentages applicable to future Contributions made for him or her.

Equitable will value the assets of each Investment Division on each Business Day, in accordance with the provisions of Section 2.02.

Assets of the Investment Divisions are subject to charges, to be made as described in the Net Assets provision of Section 2.02.

SECTION 2.02 DEFINITIONS RELATING TO THE INVESTMENT DIVISIONS

VALUATION PERIOD: For an Investment Division, the "Valuation Period" starts at the end of each Business Day and ends at the corresponding time on the next

Business Day, and includes any non-business day or consecutive non-business days immediately preceeding such Business Day. A "Business Day" is each weekday, excluding business holidays or other days on which changes in the value of securities held by the Separate Account (or any Investment Division) will not materially affect a Participant's value in the Separate Account (or such Investment Division).

NET ASSETS: For an Investment Division, the "Net Assets" equal the value of the assets in the Investment Division at the close of business of a Valuation Period, minus the sum of (1) Expenses, and (2) any amount charged against the Investment Division in such Valuation Period for taxes or for amounts set aside by Equitable as a reserve for taxes attributable to the maintenance or operation of the Investment Division. The net asset value of a designated investment company's shares held in each Investment Division shall be the value reported to Equitable by such investment company.

NET INVESTMENT FACTOR: For an Investment Division, the "Net Investment Factor" for a Valuation Period is (1) the Net Assets at the close of business of that Valuation Period, prior to giving effect to any amounts allocated to or withdrawn from the Investment Division during that Valuation Period, divided by (2) the Investment Division's Net Assets at the close of business of the preceding Valuation Period.

UNIT: The "Unit" is a unit used in determining the value of a Participant's interest in an Investment Division for the period during which the Participant has contributions allocated to such Investment Division.

UNIT VALUE: The "Unit Value" for each Investment Division on the first day contributions are allocated to the Separate Account will be equal to the Unit Value of the corresponding Predecessor Separate Account for the preceding Valuation Period multiplied by the Net Investment Factor applicable to such Investment Division. The Unit Value for each Investment Division for which there is no Predecessor Separate Account will be equal to $10.00 on the first day contributions are allocated to such Investment Division. The Unit Value for each subsequent Valuation Period with respect to an

Investment Division is the Unit Value for the immediately preceding Valuation Period multiplied by the Net Investment Factor for such subsequent Valuation Period.

EXPENSES: For a Valuation Period, the Expenses which may be charged to an Investment Division are as follows:

   (1) Any amount charged against the Investment Division by Equitable during such Valuation Period to cover certain expenses incurred in the operation of the Separate Account and the Investment Divisions, including, but not limited to, taxes, interest, Securities and Exchange Commission charges and certain related expenses including printing of registration statements and amendments, outside auditing and legal expenses and certain costs of maintaining participant services, including recordkeeping services.

   (2) The daily charge against the Investment Division for each day in such Valuation Period for administrative expense charges, calculated on the basis of an effective annual rate of 0.25% of the value of the assets in the Investment Division.

If the aggregate expenses of an Investment Division for a calendar year (including the charges described in sub-paragraphs (1) and (2) of this definition and investment advisory fees of the Trust ("Investment Advisory Fee") and certain other expenses attributable to the assets of the Investment Division invested in a corresponding Fund of the Trust, but excluding interest, taxes, brokerage and, with the consent of appropriate State regulatory authorities, extraordinary expenses) exceed a charge determined on the basis of an effective annual rate of (i) 1.0% of the value of the Money Market Division's average daily Net Assets in such Investment Division during such calendar year, or (ii) 1.5% of the value of the Stock Division, the Bond Division or the Balanced Division's average daily Net Assets in such Investment Division during such calendar year, then Equitable shall reimburse such Investment Division for the excess charged to such Investment Division.

Notwithstanding anything to the contrary, if a Participant's Participation Date is prior to the Reorganization Date, the Investment Advisory Fee chargeable to such Participant's proportionate Account Balances invested in the corresponding Fund on each day in such Valuation Period, shall not exceed a charge, determined on the basis of an effective annual rate of (i) as to the Money Market Fund and the Bond Fund, 0.35% of the first $250 million, 0.325% of the next $250 million and 0.30% of the amount in excess of $500 million of the value of the assets of the Separate Account then invested in such Fund, and (ii) as to the Common Stock Fund and the Balanced Fund, 0.50% of the first $250 million, 0.45% of the next $250 million and 0.40% of the amount in excess of $500 million of the value of the assets of the Separate Account then invested in such Fund."

9. In Section 3.01 entitled "Accounts" the following amendments are made:

   A. Effective as of May 1, 1987, the last sentence of the first paragraph is hereby amended to read as follows:

           "Any amounts allocated to an Investment Account will either become part of the General Account or part of an Investment Division of the Separate Account applicable to that Investment Account, as follows:"

   B. Effective as of May 1, 1987, the chart is hereby amended to read as follows:

 "INVESTMENT ACCOUNTS                      APPLICABLE INVESTMENT MEDIUM
---------------------------------------  --------------------------------
Guaranteed Rate Account................. General Account
Money Market Investment Account......... Money Market Division
Stock Investment Account................ Stock Division
Bond Investment Account................. Bond Division
Balanced Investment Account............. Balanced Division
Aggressive Stock Investment Account .... Aggressive Division
High Yield Investment Account........... High Yield Division
Global Investment Account............... Global Division"

   C. Effective as of May 1, 1987, the last paragraph is hereby amended to read as follows:

"Any amounts withdrawn from these Investment Accounts will no longer be part of the General Account or the applicable Investment Division."

10. Effective as of May 1, 1987, in Section 3.02 entitled "Account Balances of Investment Accounts" the first sentence is hereby amended by deleting the term "Separate Account" and by substituting the term "Investment Division".

11. Effective as of May 1, 1987, Section 3.04 entitled "Allocations" is hereby amended by adding the following new condition at the end thereof:

    "6. For individuals who are Participants on the Reorganization Date, allocations of contributions made after the Reorganization Date will be on the basis of the allocation percentages in effect immediately before the Reorganization Date unless changed by such Participant in accordance with the foregoing provisions of this Section. Accordingly, contributions which would otherwise have been allocated to the Predecessor Separate Account No. 301 will be allocated to the Money Market Division, contributions which would otherwise have been allocated to the Predecessor Separate Account No. 302 will be allocated to the Stock Division, contributions which would otherwise have been allocated to the Predecessor Separate Account No. 303 will be allocated to the Bond Division, and contributions which would otherwise have been allocated to the Predecessor Separate Account No. 304 will be allocated to the Balanced Division. Contributions which were allocated to the Participant's Guaranteed Rate Account will continue to be allocated to the Guaranteed Rate Account."

12. Effective as of May 1, 1987, in Section 3.10 entitled "Death or Disability Benefit" the last sentence in the first paragraph is hereby amended to read as follows:

    "Due proof of such death or disability must be received by Equitable at:
    The Equitable Life Assurance Society, P.O. Box 182093, Columbus, Ohio 43218, or any other address Equitable designates in written notice to the Participant."

13. Effective as of January 1, 1985, in Section 3.11 entitled "Optional Modes of Settlement" the first paragraph is hereby amended to read as follows:

    "Any Participant may elect that all or any part of any amount that would otherwise be payable to the Participant's designated beneficiary in a single sum be paid to such beneficiary under an optional mode of settlement, subject to the provisions of Section 4.06 and to Equitable's rules in effect at the time of election. A beneficiary may make such an election after the Participant's death if no such election made by the Participant is then in effect."

14. Effective as of May 1, 1987, in Section 4.01 entitled "Annuity Benefit" the second paragraph is hereby amended to read as follows:

    "The term "Annuity Value" means the amount, determined on the Participant's Retirement Date, equal to the sum of the Account Balances of the Participant's Investment Accounts and the Cash Value of the Participant's Guaranteed Rate Account."

15. Effective as of January 1, 1985, in Section 4.04 entitled "Periodic Distribution Option" the first paragraph is hereby amended to read as follows:

    "The Participant may elect pursuant to Section 4.02 to receive the Account Balance of each of the Participant's Investment Accounts other than the Guaranteed Rate Account under the periodic distribution option. Such option, subject to the conditions set forth in the following paragraphs, provides a series of monthly installment payments over a number of whole years beginning as of the Participant's Retirement Date, such number of whole years being the lesser of (i) the number of whole years designated by the Participant before the Participant's Retirement Date and (ii) the number of years equal to the greater of the life expectancy of the Participant or the joint and last survivor life expectancy of the Participant and the Participant's designated beneficiary as of the Participant's Retirement Date, rounded to the next lower whole year. If permitted by Equitable pursuant to its rules in effect at the time, the life expectancy of the Participant or the joint and last survivor life expectancy of the Participant and his spouse may be recalculated once each year. The life expectancy of a beneficiary other than the Participant's spouse may not be recalculated after distribution has commenced."

16. Effective as of January 1, 1986, Part IV entitled "Annuity Benefits" is hereby amended by adding the following new Section at the end thereof:

4.07 POST 1985 REQUIRED DISTRIBUTIONS

   For benefits which have accrued on or after

January 1, 1986, notwithstanding any other provision in the Contract to the contrary, with regard to any form of benefit elected in accordance with
Section 4.02, if the Participant dies before the entire interest is distributed, the following distribution provisions shall apply:

   (a) If the Participant dies after distribution of his interest in the Accounts has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Participant's death. If a distribution for a period certain in accordance with Section 4.04 had commenced prior to the Participant's death, then the distribution shall be made to the Particpant's beneficiary, limited in accordance with the option selected.

   (b) If the Participant dies before distribution of his interest in the Accounts commences, the Participant's entire interest will be distributed in accordance with one of the following three provisions:

(1) The Participant's entire interest will be paid within 5 years after the date of the Participant's death.

(2) If the Participant's interest is payable to a beneficiary designated by the Participant and the Participant has not elected (1) above, then the entire interest will be distributed in substantially equal installments over the life or life expectancy of the designated beneficiary commencing no later than one year after the date of the Participant's death. The designated beneficiary may elect at any time to receive greater payments.

(3) If the designated beneficiary of the Participant is the Participant's surviving spouse, the spouse may elect within the 1 year period commencing with the Participant's date of death to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing on any date prior to the date on which the deceased Participant would have attained the age of 70 years and 6 months. The surviving spouse may accelerate these payments at any time, by either increasing the frequency or amount of such payments.

If permitted by Equitable pursuant to its rules in effect at the time, the life expectancy of the surviving spouse may be recalculated once each year. The life expectancy of a beneficiary other than the surviving spouse will be determined at the time payment first commences and payments for any 12-consecutive month period will be based on such life expectancy minus the number of whole years passed since distribution first commenced. The life expectancy of a beneficiary other than the surviving spouse may not be recalculated after distribution has commenced.

    (c) For purposes of this requirement, any amount paid to a child of the Participant will be treated as if it had been paid to the Participant's surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority."

17. Effective as of January 1, 1985, in Section 5.04 entitled "Beneficiary" the fifth paragraph is hereby amended to read as follows:

    "If the Participant so elects in writing, any amount that would otherwise be payable to the beneficiary in a single sum may be applied to provide an Annuity Benefit, on the form of annuity elected by the Participant with respect to the beneficiary, subject to the provisions of Section 4.06 and to Equitable's rules then in effect. If at the death of a Participant there is no election in effect to apply the Death Benefit to provide an Annuity Benefit, the beneficiary may make such an election subject to the provisions of Section 4.06 and Equitable's rules then in effect."

                               25